[Letterhead of Noodles & Company]

June 25, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Lauren P. Nguyen, Special Counsel
Tonya K. Aldave
Heather Clark
Linda Cvrkel

Re:	Noodles & Company
Registration Statement on Form S-1 (File No. 333-188783)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Noodles & Company, a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 3:00 p.m. (EST) on June 27, 2013, or as soon as possible thereafter.

The Company hereby acknowledges that:

•                  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-35987) shall automatically become effective upon the later of the Commission’s receipt of certification from The NASDAQ Stock Market LLC with respect to the common stock of the Company and the effectiveness of the Filing.

Please do not hesitate to contact the undersigned at (720) 214-1900, Andrew Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or Sean Sullivan of Gibson, Dunn & Crutcher LLP at (212) 351-2453 with any questions or comments with respect to this letter.

Very truly yours,

Noodles & Company

By:	/s/ Paul Strasen
Paul Strasen
Executive Vice President, General Counsel &
Secretary

cc:	Tonya K. Aldave, Securities and Exchange Commission
Heather Clark, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
Joshua Korff, Kirkland & Ellis LLP
Michael Kim, Kirkland & Ellis LLP